                                   [LOGO]

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY

                    SUPPLEMENT, DATED SEPTEMBER 11, 1997, TO
                  PROSPECTUS SUPPLEMENT, DATED AUGUST 26, 1997

    The Prospectus Supplement, dated August 26, 1997 (the "August 26 Supplement"), to the Prospectus, dated May 22, 1997 (collectively, the "Prospectus"), is hereby supplemented as set forth below. Terms used herein and not otherwise defined are used with the same meanings as in the Prospectus.

    The following paragraphs are added on page S-1 of the August 26 Supplement under the caption "The Company" (immediately prior to the final paragraph on page S-1):

    In the ordinary course of the Company's business, AIMCO is engaged in discussions and negotiations with property owners regarding the purchase of apartment properties or interests in apartment properties. AIMCO or the Operating Partnership frequently enters into letters of intent, which may be binding or nonbinding, and contracts with respect to the purchase of real property which are subject to certain conditions and which permit AIMCO or the Operating Partnership, as the case may be, to terminate the contract in its sole and absolute discretion if it is not satisfied with the results of its due diligence investigation of the properties under contract. AIMCO believes that such contracts essentially result in the creation of an option on the property subject to the contract and give AIMCO greater flexibility in seeking to acquire properties. As of July 31, 1997 AIMCO or the Operating Partnership had under letter of intent or contract an aggregate of 16 multi-family apartment properties with a maximum aggregate purchase price of $272 million, which, in some cases, may be paid in the form of assumption of existing debt. All such contracts are subject to termination by AIMCO or the Operating Partnership as described above. Due diligence with respect to these properties is generally not completed and there is no assurance that any transaction will occur or that they will occur on the terms currently contemplated. The Company's management cannot forecast the outcome of the due diligence in process and, therefore, may not reflect pending acquisitions of properties in its financial statements, including any pro forma financial statements.

    In addition, on August 22, 1997, the Operating Partnership entered into a Purchase and Sale Agreement and Joint Escrow Instructions with the sellers named therein to acquire a portfolio of multi-family residential apartment properties for an aggregate purchase price of $260 million in cash, less the amount of any debt of the sellers that the Operating Partnership elects to assume. The obligation of the Operating Partnership to purchase such properties is subject to a number of conditions and, the Operating Partnership has the right, at any time on or before October 6, 1997, to terminate the agreement if it determines in its sole and absolute discretion that all or any portion of the property is not acceptable to it. The Operating Partnership's due diligence investigation of the properties is at a very preliminary stage and there is no assurance that any transaction will occur or that it will be completed on the terms currently contemplated.

                            ------------------------

               THE DATE OF THIS SUPPLEMENT IS SEPTEMBER 11, 1997